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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          NEXTLINK COMMUNICATIONS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.02 par value
                         (Title of Class of Securities)

                                    65333H707
                                 (CUSIP Number)

                                Bruce R. Lederman
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                  213/485-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D
CUSIP No. 65333H707


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Wendy P. McCaw

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                a [ ]
                b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                                7.       SOLE VOTING POWER
           SHARES
        BENEFICIALLY            8.       SHARED VOTING POWER
         OWNED BY                        9,722,649
         REPORTING
        PERSON WITH             9.       SOLE DISPOSITIVE POWER

                                10.      SHARED DISPOSITIVE POWER
                                         9,722,649

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,722,649

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.7%

14.     TYPE OF REPORTING PERSON*
                IN



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SCHEDULE 13D
CUSIP No. 65333H707


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Ampersand Telecom Trust

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a [ ]
                                             b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                California

                                7.       SOLE VOTING POWER

           SHARES               8.       SHARED VOTING POWER
        BENEFICIALLY                     9,722,649
         OWNED BY
         REPORTING              9.       SOLE DISPOSITIVE POWER
        PERSON WITH
                                10.      SHARED DISPOSITIVE POWER
                                         9,722,649

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,722,649

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                               [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.7%

14.     TYPE OF REPORTING PERSON*
                OO



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SCHEDULE 13D
CUSIP No. 65333H707


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gregory J. Parker

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              a [ ]
                                              b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                      [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                                7.       SOLE VOTING POWER
                                         2,000
          SHARES
        BENEFICIALLY            8.       SHARED VOTING POWER
          OWNED BY
         REPORTING              9.       SOLE DISPOSITIVE POWER
        PERSON WITH                      2,000

                                10.      SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .01%

14.     TYPE OF REPORTING PERSON*
                IN



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        This statement amends and supplements the information set forth in the
Schedule 13D filed by the Prior Reporting Persons (as defined below) with the Securities and Exchange Commission on October 20, 1997, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Prior Reporting Persons on November 6, 1997 (the "Schedule 13D"), and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Explanatory Note:

        As a result of executing a NEXTLINK Stock Distribution Agreement (the "Agreement") in connection with a portion of the settlement of a divorce action between Mr. Craig O. McCaw and Mrs. Wendy P. McCaw effective as of November 3, 1997, Eagle River Investments, L.L.C., a Washington limited liability company that is controlled by Mr. McCaw ("Eagle River"), Eagle River, Inc. ("ER Inc."), a Washington corporation, Mr. McCaw and Mr. Dennis Weibling, each a member of Eagle River, may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with Mrs. McCaw, The Ampersand Telecom Trust and Gregory J. Parker. Eagle River, ER Inc., Mr. McCaw, Mr. Weibling and Mrs. McCaw are sometimes referred to herein as the "Prior Reporting Persons." Mrs. McCaw, The Ampersand Telecom Trust and Mr. Parker are sometimes referred to herein as the "Current Reporting Persons." This statement amends and supplements the information set forth in the Schedule 13D only with respect to the Current Reporting Persons.

ITEM    2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        (a) - (c) and (f). Wendy P. McCaw, a United States citizen, is filing this Statement as a beneficial owner of 9,722,649 shares of Class B Common Stock. Mrs. McCaw's business address is c/o Latham & Watkins, 633 West Fifth Street, Suite 4000, Los Angeles, California 90071-2007, Attention: Bruce R. Lederman, Esq. Mrs. McCaw is a private investor.

        The Ampersand Telecom Trust is a trust created under the laws of California and its principal business address is 1332 Anacapa Street, Suite 200, Santa Barbara, California 93101. Wendy McCaw, as settlor, formed The Ampersand Telecom Trust on May 12, 1998. Mrs. McCaw is the sole beneficiary of The Ampersand Telecom Trust. The Ampersand Telecom Trust is revocable at the will of Mrs. McCaw. The trustee of The Ampersand Telecom Trust, Gregory J. Parker, may exercise his duties under The Ampersand Telecom Trust only pursuant to the written directions of the beneficiary, Mrs. McCaw. The Ampersand Telecom Trust is filing this Statement as the beneficial owner of 9,722,629 shares of Class B Common Stock. The Ampersand Telecom Trust is engaged in the business of holding investments of Wendy P. McCaw.



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        Gregory J. Parker, a United States citizen, is filing this Statement in his capacity as the trustee of The Ampersand Telecom Trust. Mr. Parker disclaims beneficial ownership in all securities held by The Ampersand Telecom Trust. Mr. Parker's business address is 1332 Anacapa Street, Suite 200, Santa Barbara, California 93101. Mr. Parker is involved in the business of providing legal services. He also serves as a director of the issuer.

        (d) and (e). During the last five years, the Current Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM    3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        Wendy P. McCaw obtained direct beneficial ownership of the securities reported in Item 5 in connection with the settlement of a divorce proceeding between Craig O. McCaw and Wendy P. McCaw as further described in the Schedule 13D.

        The Ampersand Telecom Trust obtained beneficial ownership of the securities reported in Item 5 pursuant to a transfer from Wendy P. McCaw to The Ampersand Telecom Trust on May 14, 1998.

        Gregory J. Parker purchased the securities reported in Item 5 in April 1998 with personal funds.

ITEM    4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        Wendy P. McCaw obtained direct beneficial ownership of the securities reported in Item 5 in connection with the settlement of a divorce proceeding between Craig O. McCaw and Wendy P. McCaw as further described in the Schedule 13D.

        The Ampersand Telecom Trust acquired the securities reported in Item 5 pursuant to a transfer from Wendy P. McCaw to The Ampersand Telecom Trust on May 14, 1998. The transfer from Mrs. McCaw to The Ampersand Telecom Trust was for the purpose of the administrative convenience of Mrs. McCaw. Mrs. McCaw is the sole beneficiary of The Ampersand Trust. The Ampersand Telecom Trust is revocable at the will of Mrs. McCaw. The



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trustee of The Ampersand Telecom Trust, Gregory J. Parker, may exercise his duties under The Ampersand Telecom Trust only pursuant to the written directions of the beneficiary, Mrs. McCaw.

        On June 4, 1998, Mrs. McCaw exercised her right, pursuant to the Agreement, to designate a director to the Board of Directors of the issuer. Mrs. McCaw designated Gregory J. Parker to the Board of Directors of the issuer.

        The Current Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the issuer and the Current Reporting Persons, other opportunities available to the Current Reporting Persons and other considerations.

        From time to time, one or more of the Current Reporting Persons may hold discussions with third parties or with management of the issuer in which the Current Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuer's capitalization or dividend policy.

        Except as set forth above, the Current Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

        Each of the Current Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM    5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b). (i) Mrs. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 86.2% of the Class B Common Stock and 53.9% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mrs. McCaw may be deemed to share voting power and investment power with The Ampersand Telecom Trust,



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Gregory J. Parker, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Mrs. McCaw
disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 10,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc., Mr. Weibling and Mr. Parker.

        (ii) The Ampersand Telecom Trust may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 86.2% of the Class B Common Stock and 53.9% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The Ampersand Telecom Trust may be deemed to share voting power and investment power with Wendy P. McCaw, Gregory J. Parker, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. The Ampersand Telecom Trust disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 10,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc., Mr. Weibling and Mr. Parker.

        (iii) Gregory J. Parker may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 86.2% of the Class B Common Stock and 53.9% of the Class A Common Stock determined in accordance with Rule 13(d)(3)(d)(1)(i) under the Exchange Act. Mr. Parker may be deemed to share voting power and investment power with Wendy P. McCaw, The Ampersand Telecom Trust, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Mr. Parker disclaims beneficial ownership of an aggregate of 28,860,901 shares of Class B Common Stock and 8,120 shares of Class A Common Stock beneficially owned by Mrs. McCaw, The Ampersand Telecom Trust, Mr. McCaw, Eagle River, ER Inc. and Mr. Weibling.

        All percentages contained in this Schedule 13D have been calculated based upon 33,483,502 shares of Class B Common Stock outstanding and 20,053,919 shares of Class A Common Stock outstanding, each as set forth in the issuer's most recent quarterly report on Form 10-Q.

        (c) During the past sixty days, (i) Wendy P. McCaw transferred 9,722,649 shares to The Ampersand Telecom Trust, as further described in Items 4 and 5 and
(ii) Gregory J. Parker acquired 2,000 shares of Class A Common Stock as further described in Item 4. There have been no other transactions in shares of Class A Common Stock by the Current Reporting Persons during the past sixty days.



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        (d) To the knowledge of the Current Reporting Persons, no person other than each respective owner referred to herein of shares of Class A Common Stock or Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Class A Common Stock and Class B Common Stock, except that the respective members and shareholders, as relevant, of Eagle River and ER Inc. have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Class A Common Stock and Class B Common Stock held for their respective accounts.

ITEM    7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.3 Joint Filing Agreement among the Current Reporting Persons, dated June 15, 1998



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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated :   June 17, 1998

                                              /s/ Wendy P. McCaw
                                              ----------------------------------
                                              Wendy P. McCaw



                                              THE AMPERSAND TELECOM TRUST


                                               By: /s/ Gregory J. Parker
                                                  ------------------------------
                                                        Gregory J. Parker
                                                        Trustee

                                               /s/ Gregory J. Parker
                                               ---------------------------------
                                               Gregory J. Parker



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